Filed by Financial Industries Corporation
                               pursuant to Rule 425 under the Securities Act of
                                  1933 and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.
                                          Subject Company: Financial Industries
                                        Corporation. Commission File No. 0-4690


FOR IMMEDIATE RELEASE
January 18, 2001

FOR MORE INFORMATION CONTACT
Robert S. Cox
512-404-5128

AUSTIN, TEXAS -- Financial Industries Corporation (FIC; NASDAQ symbol FNIN) and InterContinental Life Corporation (ILCO; NASDAQ symbol ILCO) jointly announced today that their respective Boards of Directors have approved a definitive agreement whereby FIC would acquire the remaining common shares (approximately 52%) of InterContinental Life Corporation which FIC does not currently own. Under the terms of the agreement, a newly-established subsidiary of FIC ("Merger Sub") will be merged with and into ILCO, with ILCO continuing as the surviving entity in the merger transaction as a wholly-owned subsidiary of FIC.

Pursuant to the merger agreement, FIC will issue 1.1 shares of its Common Stock, $0.20 par value, for each share of ILCO Common Stock, $0.22 par value, not held by FIC. The terms of the agreement and the exchange rate were established by a Special Committee of the Board of Directors of each of FIC and ILCO and recommended to their respective Boards at yesterday's meeting. The transaction is subject to various conditions precedent set forth in the merger agreement, including the approval of certain matters by the shareholders of FIC and ILCO.

FIC plans to file a Registration Statement on Form S-4 in connection with the issuance of shares of its common stock in the merger and each of FIC and ILCO expects to mail a Joint Proxy Statement/Prospectus to its shareholders containing information about the merger. Investors are urged to read the Registration Statement and Joint Proxy Statement/Prospectus when they are available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about FIC, ILCO, the merger and related matters.

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In   addition   to   the   Registration    Statement   and   the   Joint   Proxy
Statement/Prospectus, FIC and ILCO file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors will be able to obtain copies of these documents for free through the web site maintained by the SEC at http://www.sec.gov. FIC, ILCO and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from FIC's and ILCO's shareholders in favor of the merger and matters related to the merger that will be set forth in the Joint Proxy Statement/Prospectus. A description of any interests that FIC's and ILCO's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

This press release shall not constitute an offer of any securities for sale nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


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